Exhibit 13.1

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in millions of Canadian dollars except per share amounts)
	3 months ended June 30		6 months ended June 30
Unaudited	2007	2006	2007 (Restated, Note 1)	2006

Revenues	$ 665.5	$ 599.0	$ 1,375.4	$ 1,332.7
Trading purchases	(53.9)	(18.7)	(95.2)	(63.1)
Fuel and purchased power (Note 1)	(255.9)	(241.2)	(546.6)	(536.5)
Gross margin	355.7	339.1	733.6	733.1
Operations, maintenance and administration	159.5	155.5	294.6	288.5
Depreciation and amortization (Note 1)	100.4	102.3	199.4	203.8
Taxes, other than income taxes	5.3	5.6	10.8	11.1
Operating expenses	265.2	263.4	504.8	503.4
Operating income	90.5	75.7	228.8	229.7
Foreign exchange gain (loss)	4.4	(1.2)	4.5	(1.8)
Gain on sale of equipment (Note 7)	11.7	-	11.7	-
Net interest expense (Note 6)	(35.7)	(38.0)	(73.0)	(78.5)
Equity (loss) income	(2.1)	2.0	(11.0)	1.0
Earnings before non-controlling interests and income taxes	68.8	38.5	161.0	150.4
Non-controlling interests	5.8	4.0	21.8	22.9
Earnings before income taxes	63.0	34.5	139.2	127.5
Income tax expense (recovery)	5.8	(51.9)	25.8	(28.1)
Net earnings	$ 57.2	$ 86.4	$ 113.4	$ 155.6
Common share dividends	(50.7)	(50.1)	(101.4)	(100.0)
Retained earnings
Opening balance	715.5	885.4	710.0	866.1
Closing balance	$ 722.0	$ 921.7	$ 722.0	$ 921.7
Weighted average number of common shares outstanding in the period	202.8	200.5	202.8	200.3

Net earnings per share, basic and diluted	$ 0.28	$ 0.43	$ 0.55	$ 0.77

See accompanying notes

TRANSALTA CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
(in millions of Canadian dollars)
3 months ended June 30, 2007		6 months ended June 30, 2007		6 months ended June 30, 2006

Net earnings	$ 57.2	$ 113.4	86.4	155.6
Other comprehensive loss
Losses on translating net assets of self-sustaining foreign operations	(88.0)	(104.1)	(50.3)	(43.6)

Gains on financial instruments designated as hedges of self-sustaining foreign operations	109.0	123.6	54.5	44.8
Tax expense	(20.7)	(21.2)	(5.10)	(4.20)

	88.3	102.4	49.40	40.60

Gains (losses) on translation of self-sustaining foreign operations	0.3	(1.7)	(0.9)	(3.0)

Losses on derivatives designated as cash flow hedges	(118.8)	(245.3)	-	-
Tax recovery	37.7	77.5	-	-

Losses on derivatives designated as cash flow hedges	(81.1)	(167.8)	-	-

Gains and losses on derivatives designated as cash flow hedges in prior periods transferred to net income in the current period	(5.1)	2.2	-	-
Tax expense (recovery)	1.2	(0.6)	-	-
	(3.9)	1.6	-	-
Other comprehensive loss	(84.7)	(167.9)	(0.9)	(3.0)
Comprehensive loss	$ (27.5)	$ (54.5)	$ 85.5	$ 152.6

See accompanying notes

TRANSALTA CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

Unaudited	June 30 2007	Dec. 31 2006
ASSETS	(Restated, Note 1)	(Restated, Note 1)
Current assets
Cash and cash equivalents	$ 53.1	$ 65.6
Accounts receivable	388.2	618.3
Prepaid expenses	23.1	9.1
Risk management assets (Notes 1, 3 and 4)	108.5	72.2
Future income tax assets	60.7	25.8
Income taxes receivable	48.8	47.6
Inventory	41.8	53.0
Current portion of other assets (Note 1)	-	5.4
	724.2	897.0
Restricted cash (Note 5)	284.2	347.8
Investments	162.7	154.5
Long-term receivables	32.0	32.2
Property, plant and equipment
Cost	8,379.3	8,190.1
Accumulated depreciation	(3,376.9)	(3,148.2)
	5,002.4	5,041.9

Assets held for sale, net (Note 7)	44.8	109.8
Goodwill	130.8	137.5
Intangible assets	247.9	292.1
Future income tax assets	357.6	294.0
Risk management assets (Notes 1, 3 and 4)	81.4	65.1
Other assets (Notes 1 and 4)	88.5	88.2
Total assets	$ 7,156.5	$ 7,460.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (Note 3)	$ 330.2	$ 361.9
Accounts payable and accrued liabilities	370.5	441.9
Risk management liabilities (Notes 1, 3 and 4)	157.0	32.4
Income taxes payable	6.5	22.3
Future income tax liabilities	18.2	19.9
Dividends payable	48.1	51.5
Deferred credits and other current liabilities (Notes 1 and 8)	41.0	48.5
Current portion of long-term debt - recourse (Notes 3 and 6)	319.7	205.0
Current portion of long-term debt - non-recourse (Notes 3 and 6)	39.5	44.7
Preferred securities (Note 6)	-	175.0
	1,330.7	1,403.1
Long-term debt - recourse (Notes 3 and 6)	1,499.4	1,681.5
Long-term debt - non-recourse (Notes 3 and 6)	248.2	289.6
Deferred credits and other long-term liabilities (Notes 1 and 8)	375.3	410.4
Future income tax liabilities	671.4	698.6
Risk management liabilities (Notes 1, 3 and 4)	409.2	14.0
Non-controlling interests	516.4	535.0
Common shareholders' equity
Common shares (Note 12)	1,793.6	1,782.4
Retained earnings	722.0	710.0
Accumulated other comprehensive loss (Note 2)	(409.7)	(64.5)
Total shareholders’ equity	2,105.9	2,427.9
Total liabilities and shareholders’ equity	$ 7,156.5	$ 7,460.1

Contingencies (Notes 13 and 14)
Commitments (Notes 4, 15, and 16)

See accompanying notes

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
	3 months ended June 30		6 months ended June 30
Unaudited	2007	2006	2007	2006
Operating activities			(Restated, Note 1)
Net earnings	$ 57.2	$ 86.4	$ 113.4	$ 155.6
Depreciation and amortization (Note 9)	100.1	107.1	200.0	217.4
Gain on sale of assets	(11.7)	-	(11.7)	-
Non-controlling interests	5.8	4.0	21.8	22.9
Asset retirement obligation accretion (Note 8)	5.9	6.0	11.9	11.0
Asset retirement costs settled (Note 8)	(4.3)	(1.0)	(7.5)	(1.8)
Future income taxes	5.5	(38.6)	(1.7)	(37.3)
Unrealized losses (gains) from risk management activities	20.8	(11.8)	39.6	(0.4)
Foreign exchange (gain) loss	(4.4)	1.2	(4.5)	1.8
Equity loss (income)	2.1	(2.0)	11.0	(1.0)
Other non-cash items	(5.1)	1.6	(2.3)	2.1
	171.9	152.9	370.0	370.3
Change in non-cash operating working capital balances	55.7	(86.1)	188.4	(103.2)
Cash flow from operating activities	227.6	66.8	558.4	267.1
Investing activities
Additions to property, plant and equipment	(139.5)	(68.7)	(193.8)	(97.9)
Proceeds on sale of property, plant and equipment (Note 7)	23.3	9.2	23.3	9.2
Equity investment	(9.1)	8.5	(19.1)	8.2
Restricted cash (Note 5)	27.2	(0.5)	36.6	(0.8)
Acquisition of Wailuku Hydro facility	-	-	-	(1.2)
Realized foreign exchange gain on net investments	-	45.9	-	64.6
Proceeds on sale of long-term investments	-	3.0	-	3.0
Other	(0.7)	(2.5)	(0.8)	(2.1)
Cash flow used in investing activities	(98.8)	(5.1)	(153.8)	(17.0)
Financing activities
(Decrease) / Increase in short-term debt	(25.2)	(39.2)	(32.3)	86.3
Repayment of long-term debt (Note 6)	(71.0)	(12.6)	(257.7)	(272.2)
Dividends paid on common shares	(50.5)	(33.1)	(104.7)	(66.0)
Net proceeds on issuance of common shares (Note 12)	5.4	3.4	10.1	6.0
Distributions to subsidiaries' non-controlling interests	(19.7)	(16.9)	(40.5)	(34.1)
Decrease / (Increase) in advances to TransAlta Power	0.8	(1.5)	2.2	2.8
Cash flow used in financing activities	(160.2)	(99.9)	(422.9)	(277.2)
Cash flow from operating, investing and financing activities	(31.4)	(38.2)	(18.3)	(27.1)
Effect of translation on foreign currency cash	6.0	3.7	5.8	2.8
Decrease in cash and cash equivalents	(25.4)	(34.5)	(12.5)	(24.3)
Cash and cash equivalents, beginning of period	78.5	89.5	65.6	79.3
Cash and cash equivalents, end of period	$ 53.1	$ 55.0	$ 53.1	$ 55.0
Cash taxes paid	$ 15.1	$ 1.0	$ 37.0	$ 24.1
Cash interest paid	$ 51.5	$ 54.0	$ 77.4	$ 88.7

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1.

ACCOUNTING POLICIES

These unaudited interim consolidated financial statements do not include all of the disclosures included in TransAlta Corporation’s (“TransAlta” or “the corporation”) annual consolidated financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the corporation’s most recent annual consolidated financial statements.

These unaudited interim consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments and accruals) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.  Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market.  Margins are also typically increased in the second quarter due to increased hydro production resulting from spring run-off and rainfall in the Canadian and U.S. markets.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as those used in the corporation’s most recent annual consolidated financial statements, except as explained below.

Adjustment to First Quarter Results

Net earnings for the three months ended June 30, 2007 have been derived from the net earnings for the six months ended June 30, 2007 and from the adjusted earnings for the three months ended March 31, 2007.  The net earnings for the three months ended March 31, 2007 have been adjusted, in this filing, to reflect the correction of an error in the previously issued financial statements.  Following the release of first quarter earnings, management detected a discrepancy in the amount of unrealized gain recorded on certain contracts that no longer qualified for hedge accounting.  The discrepancy arose after implementing an upgrade to our trading system which resulted in some of the contracts that no longer qualify for hedge accounting to be double counted.  As a result, the fair values of these additional contracts were incorrectly reclassified from Other Comprehensive Income to the income statement.  The net effect of this error was that in the previously issued financial statements net earnings should be reduced by $9.8 million, which is net of taxes of $4.0 million. Other comprehensive income for the three months ended March 31, 2007 should therefore be increased by a corresponding after-tax amount of $9.8 million.  The resulting EPS for the first quarter of 2007 would be $0.28 per share, compared to the reported $0.33 per share, a further reduction of $0.05 per share.  Earnings for the three months ended June 30, 2007 have been presented taking account of this correction and earnings for the six months ended June 30, 2007 are not affected.  A solution has been implemented which will prevent this situation from arising in the future.   In addition, management has added additional controls to this process, including additional management review and oversight.

Depreciation Expense

Depreciation expense in the second quarter of 2007 is higher compared to the same period in 2006 due to the reclassification of accretion expense from cost of sales to depreciation of $4.4 million. For active mines, accretion expense is included in fuel and purchased power.  However, as the Centralia Mine is now considered inactive accretion expense related to the Centralia Mine is now included as part of depreciation expense.  In 2006, $1.9 million was recorded in the second quarter and $3.8 million was recorded for the year in fuel expense related to accretion expense incurred at the Centralia Mine.

Significant Accounting Policy Changes

Financial Instruments

On Jan. 1, 2007, TransAlta adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, and Section 3865, Hedges. We adopted these standards retroactively with an adjustment of opening accumulated other comprehensive income (“AOCI”) solely related to accumulated losses on the translation of self-sustaining foreign operations.

To present comparable 2006 balance sheet figures, prior year balances were reclassified.  Short-term and long-term risk management assets were increased by $11.2 million and $43.2 million respectively, and current and long-term portions of other assets were reduced by the corresponding amounts.  Short-term and long-term risk management liabilities were increased by $2.1 million and $13.0 million respectively, and current and long-term portions of deferred credits and other long-term liabilities were decreased by the corresponding amounts.  $64.5 million of cumulative losses on the translation of self-sustaining foreign subsidiaries was reclassified as the opening balance of AOCI.

Comprehensive Income

Section 1530 introduces comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and changes in prices, markets, interest rates, and exchange rates and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. TransAlta has included in the interim consolidated financial statements a consolidated statement of comprehensive income for the changes in these items during the second quarter of 2007, while the cumulative changes in OCI are included in AOCI, which is presented as a new category of shareholders’ equity on the consolidated balance sheet.

The majority of the changes were reflected in the value of CD&M risk management assets and liabilities as well as in financial instruments used as hedges of debt and net investment of self-sustaining foreign subsidiaries. The impact of adopting these standards to our Dec. 31, 2006 balance sheet is outlined below:

	Price Risk Assets		Price Risk Liabilities
	Current	Long-Term	Current	Long-Term	Net
Net risk management assets (liabilities) outstanding at Dec. 31, 2006 - as reported	$ 72.2	$ 65.1	$ (32.4)	$ (14.0)	$ 90.9

Fair value of CD&M net risk management assets (liabilities) outstanding at Dec. 31, 2006	99.6	77.7	(122.2)	(276.3)	(221.2)
Fair value of hedges of debt and net investment of foreign subsidiaries at Dec. 31, 2006	12.6	61.1	(3.9)	(22.1)	47.7
Total fair values	$ 112.2	$ 138.8	$ (126.1)	$ (298.4)	$ (173.5)

The gross and net of tax impact of adopting these standards to the opening balance of AOCI are outlined below:

Net risk management assets outstanding at Dec. 31, 2006 - as reported	$ 90.9

Fair value of CD&M net risk management liabilities outstanding at Dec. 31, 2006	(221.2)
Fair value of hedges of debt and net investment of foreign subsidiaries at Dec. 31, 2006	47.7
Total fair value of risk liabilities	(173.5)

Change in fair value	(264.4)
Tax	(87.1)
Adjustment to opening Accumulated Other Comprehensive loss from fair values	$ (177.3)
Cumulative Translation Adjustment	(64.5)
Opening balance, Accumulated Other Comprehensive Loss	$ (241.8)

Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated balance sheet when we become a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value upon initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and amortized using the effective interest rate method.  Financial liabilities are removed from the financial statements when the liability is extinguished either through settlement of or release from the obligation of the underlying liability.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.  Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net earnings with the exception of the effective portion of (1) derivatives designated as effective cash flow hedges or (2) hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation which are recognized in OCI.

Section 3855 also provides an entity the option to designate a financial instrument as held-for-trading (the fair value option) on its initial recognition or upon adoption of the standard, even if the financial instrument, other than loans and receivables, was not acquired or incurred principally for the purpose of selling or repurchasing it in the near term. An instrument that is classified as held for-trading by way of this fair value option must have reliable fair values and satisfy one of the following criteria (i) when doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing gains and losses on them on a different basis; or (ii) it belongs to a group of financial assets, financial liabilities or both which are managed and evaluated on a fair value basis in accordance with our risk management strategy, and are reported to senior management personnel on that basis.

Our financial assets and liabilities designated as held-for-trading are primarily related to our energy trading segment.

Other significant accounting implications arising upon the adoption of Section 3855 include the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost, and the recognition of the inception fair value of the obligation undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees (“AcG-14”). No subsequent re-measurement at fair value is required unless the financial guarantee qualifies as a derivative. If the financial guarantee meets the definition of a derivative it is re-measured at fair value at each balance sheet date and reported as a derivative in other assets or other liabilities, as appropriate.

In addition, Section 3855 requires that an entity must select an accounting policy of either expensing debt issue costs as incurred or applying them against the carrying value of the related asset or liability. TransAlta is currently applying all debt transaction costs against the carrying value of the debt.

Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for unrealized gains or losses attributable to the hedged risk and recognized in net earnings. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which is also recorded in net earnings. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to net earnings over the remaining term of the original hedging relationship.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while any ineffective portion is recognized in net earnings. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to net earnings during the periods when the variability in the cash flows of the hedged item affects net earnings. Gains and losses on derivatives are reclassified immediately to net earnings when the hedged item is sold or early terminated, or hedged anticipated transaction is not probable to occur.

In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net earnings. The amounts previously recognized in AOCI are recognized in net earnings when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment; or reduction in equity of the foreign operation as a result of dividend distributions.

Impact upon adoption of Sections 1530, 3855 and 3865

The transition adjustments attributable to the re-measurement of financial assets and financial liabilities at fair value, other than hedging instruments designated as cash flow hedges or hedges of foreign currency exposure of net investment in self-sustaining foreign operations available for sale financial assets, were recognized in opening retained earnings (the value of which was nil) as at Jan. 1, 2007. Adjustments arising from re-measuring financial assets classified as available-for sale at fair value were recognized in opening AOCI as at that date.

For hedging relationships existing prior to adopting Section 3865 that continue to qualify for hedge accounting under the new standard, the transition accounting is as follows: (i) Fair value hedges – any gain or loss on the hedging instrument was recognized in opening retained earnings and the carrying amount of the hedged item was adjusted by the cumulative change in fair value attributable to the designated hedged risk and was also included in opening retained earnings; (ii) Cash flow hedges and hedges of net investments in self-sustaining foreign operations – the effective cumulative portion of any gain or loss on the hedging instrument was recognized in AOCI and the cumulative ineffective portion was included in opening retained earnings (see Note 2).

We have recorded the following transition adjustments in our consolidated financial statements: recognition in AOCI of $177.3 million, net of taxes, related to the cumulative losses on the effective portion of our cash flow hedges that are now required to be recognized under Sections 3855 and 3865. In addition, we have reclassified to AOCI, $64.5 million of net foreign currency gains that were previously presented as a separate item in shareholders’ equity.  We have applied this adjustment retroactively, with restatement, to the statement of other comprehensive income.  There was no impact to net earnings or earnings per shares of prior periods as a result of adopting these standards.

Variable Interest Entities (“VIEs”)

On Sept. 15, 2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (“EIC-163”). EIC-163 provides additional clarification on how to analyze and consolidate VIEs when transactions take place to reduce the variability in the entity. EIC-163 became effective for us on Jan. 1, 2007, and its implementation does not have a material impact upon our consolidated financial position or results of operations.

Future accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On Dec. 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards will be effective for us on Jan. 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  We are currently assessing the impact of these new standards on our financial statements.

Inventories

In March 2007, the CICA issued Section 3031, Inventories, which aligns accounting for inventories under Canadian GAAP with International Financial Reporting Standards (“IFRS”).  This standard will not have a material affect upon TransAlta’s financial statements.

International Financial Reporting Standards

In 2005 the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada are to converge with IFRS.  The AcSB has indicated that Canadian firms will need to begin reporting under IFRS by the first quarter of 2011 with appropriate comparative data from the prior year.  Under IFRS, the primary audience is capital markets and as a result, there is significantly more disclosure required, specifically for quarterly reporting.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed.

On July 3, 2007, the Securities and Exchange Commission published for public comment a proposal to eliminate the current requirement that foreign private issuers filing their financial statements using IFRS also file a reconciliation to US GAAP.

TransAlta is currently assessing the impact of IFRS upon our financial statements.

2.

SHAREHOLDER’S EQUITY

Statement of Shareholder's Equity
(in millions of Canadian dollars except per share amounts)
	Common shares	Retained earnings	Accumulated other comprehensive income	Total shareholders equity
Balance, Dec. 31, 2006 (Note 1)	1,782.4	710.0	(64.5)	2,427.9
Change in accounting policy (Note 1)	-	-	(177.3)	(177.3)
Balance, Dec. 31, 2006, as adjusted	1,782.4	710.0	(241.8)	2,250.6
Net income for the 6 months ended June 30, 2007	-	113.4	-	113.4
Common shares issued (dividends declared)	11.2	(101.4)	-	(90.2)
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	-	-	(1.7)	(1.7)
Gains and losses on derivatives designated as cash flow hedges	-	-	(167.8)	(167.8)
Gains and losses on derivatives designated as cash flow hedges in prior periods transferred to net income in the current period	-	-	1.6	1.6
Balance, June 30, 2007	$ 1,793.6	$ 722.0	$ (409.7)	$ 2,105.9

3.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to prices in active markets for that instrument to which we have access.  In the absence of an active market, we determine fair values based on valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows. In determining those assumptions, we look primarily to external readily observable market inputs including factors such as electricity prices, gas prices, and anticipated market growth. In limited circumstances, we use input parameters that are not based on observable market data and we believe that using possible alternative assumptions will not result in significantly different fair values.

(a) Accounting for changes in fair value of financial instruments during the period

As described in Note 1, financial instruments classified as held-for trading are carried at fair value on the consolidated balance sheet. Any changes in the fair values of financial instruments classified as held-for-trading are recognized in net earnings except those contracts that are part of effective hedge relationships.

Carrying value and Fair value of selected Financial Instruments

While most financial assets and liabilities are carried at fair value, the following table provides a comparison of carrying values as at June 30, 2007, and Dec. 31, 2006, for selected financial instruments:

Carrying value and fair value of financial instruments as at June 30, 2007
	Classified as held-for-trading	Per Consolidated Balance Sheet	Total Fair Value
Risk management assets
- Short Term	108.5	108.5	108.5
- Long Term	81.4	81.4	81.4
Total risk management assets	189.9	189.9	189.9

Risk management liabilities
- Short Term	157.0	157.0	157.0
- Long Term	409.2	409.2	409.2
Total price risk management liabilities	566.2	566.2	566.2

We adopted Sections 1530, 3855, and 3865 effective Jan. 1, 2007. We adopted these standards retroactively with an adjustment of opening AOCI.

Carrying value and fair value of financial instruments as at Dec. 31, 2006
	Classified as held-for-trading	Total Carrying Value	Per Consolidated Balance Sheet	Total Fair Value [1]
Risk management assets
- Short Term	72.2	72.2	72.2	112.2
- Long Term	65.1	65.1	65.1	138.8
Total risk management assets	137.3	137.3	137.3	251.0

Risk management liabilities
- Short Term	32.4	32.4	32.4	126.1
- Long Term	14.0	14.0	14.0	298.4
Total risk management liabilities	46.4	46.4	46.4	424.5

1: Differences between fair value and carrying value are a result of cash flow hedges that were not previously recorded, but have been accounted for under Section 3865

(b) Hedging activities

We use derivatives and non-derivative financial instruments to manage our exposures to interest, commodity prices, currency, credit, and other market risks. When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting will be discontinued prospectively.

Fair value hedges

We use interest rate swaps to hedge our exposure to the changes in a fixed interest rate instrument’s fair value caused by changes in interest rates.   We also use foreign exchange contracts to hedge foreign currency denominated assets and liabilities.  See Note 6 for a further description of the terms and rates of these swaps.

For the quarter ended June 30, 2007, the ineffective portion of fair value hedges recognized in net income amounted to a pre-tax unrealized loss of $nil.

Cash flow hedges

We use forward sale and purchase contracts, as well as foreign exchange contracts, to hedge the variability in future cash flows. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness.

For the quarter ended June 30, 2007, a pre-tax unrealized loss of $118.8 million was recorded in OCI for the effective portion of the cash flow hedges, and an unrealized loss of $5.1 million was reclassified to net income.  For the six months ended June 30, 2007, a pre-tax unrealized loss of $245.3 million was recorded in OCI for the effective portion of the cash flow hedges, and an unrealized loss of $2.2 million was reclassified to net income.  A net unrealized loss of $nil was recognized in income for the ineffective portion.

At June 30, 2006, the corporation’s cash flow hedges of the forecasted sales and the forecasted purchases for the corporation’s plants resulted in the recognition of an after-tax unrealized gain in OCI of $1.7 million.

For the 6 months ending June 30, 2007, the corporation’s cash flow hedges resulted in no after-tax gain or loss due to hedge ineffectiveness.  A $40.0 million loss has been recognized year to date related to certain contracts which no longer qualify for hedge accounting due to reduced production forecasts at Centralia Coal.

Over the next 12 months, the corporation estimates that $105.5 million of after-tax losses will be reclassified from AOCI to OCI. These estimates assume constant gas and power prices, interest rates and exchange rates over time; however, the actual amounts that will be reclassified will vary based on changes in these factors. Therefore, management is unable to predict what the actual reclassification from AOCI to earnings, either positive or negative, will be for the next 12 months.

Net investment hedges

We use foreign exchange contracts and foreign currency-denominated liabilities to manage our foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the Canadian dollar.  We also have foreign denominated expenses to assist in managing foreign currency exposures on earnings from self-sustaining foreign operations.

For the three months ended June 30, 2007, the net gain of $0.3 million, and for the six months ended June 30, 2007, the net loss of $1.7million relating to our net investment in foreign operations was recognized in OCI.

The following table presents the fair values of derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Fair value of derivative instruments as at June 30, 2007
(in thousands of dollars)	Fair Value Hedges	Cash Flow Hedges	Net Investment Hedges	Not Designated in a hedging relationship	Total
Financial Assets
Derivative instruments	16.7	3.6	126.3	43.3	189.9

Financial Liabilities
Derivative instruments	(15.6)	(501.1)	(1.0)	(48.5)	(566.2)

We have designated our US dollar denominated debt with a face value of $600 million USD as a part of the hedge of our self-sustaining foreign operations.

4.

RISK MANAGEMENT ASSETS AND LIABILITIES

Our risk management assets and liabilities are comprised of two major types: (1) those that are used in the CD&M and Generation segments in relation to trading activities and certain contracting activities and (2) those used in hedging non-energy trading transactions, debt, and the net investment in self-sustaining foreign subsidiaries.

The overall balances reported in risk management assets and liabilities are shown below:

Balance Sheet - Totals	June 30, 2007			Dec. 31, 2006
	Energy trading	Other	Total	Energy trading	Other	Total
Risk management assets
- Current	43.8	64.7	108.5	61.0	11.2	72.2
- Long-term	(0.1)	81.5	81.4	21.9	43.2	65.1
Risk management liabilities
- Current	(147.0)	(10.0)	(157.0)	(30.3)	(2.1)	(32.4)
- Long-term	(377.4)	(31.8)	(409.2)	(1.0)	(13.0)	(14.0)
Net risk management assets (liabilities) outstanding	(480.7)	104.4	(376.3)	51.6	39.3	90.9

Energy Trading

The hedge and non-hedge values of other risk management assets and liabilities for energy trading are included on the consolidated balance sheets as follows:

Balance Sheet - Energy Trading	June 30, 2007			Dec. 31, 2006
	Hedges	Non-Hedges	Total	Total related to energy trading
Risk management assets
- Current	$ 6.5	$ 37.3	$ 43.8	$ 61.0
- Long-term	(2.9)	2.8	(0.1)	21.9
Risk management liabilities
- Current	(116.4)	(30.6)	(147.0)	(30.3)
- Long-term	(376.2)	(1.2)	(377.4)	(1.0)
Net risk management assets (liabilities) outstanding	$ (489.0)	$ 8.3	$ (480.7)	$ 51.6

The following table illustrates the impact of adopting new standards for financial instruments and the movements in the fair value of the corporation’s energy trading net risk management assets and liabilities separately by source of valuation during the six months ended June 30, 2007:

	Hedges		Non-Hedges
Change in fair value of net assets (liabilities)	Mark to Market	Mark to Model	Mark to Market	Mark to Model	Total
Net risk management assets outstanding at Dec. 31, 2006 - as reported	$ -	$ -	$ 52.7	$ (1.1)	$ 51.6

Net risk management assets outstanding at Dec. 31, 2006 - fair value[1]	(253.0)	(19.8)	52.7	(1.1)	(221.2)
Contracts realized, amortized or settled during the period	(1.5)	1.8	(27.7)	(1.0)	(28.4)
Changes in values attributable to market price and other market changes	(180.3)	(11.2)	(5.7)	(2.5)	(199.7)
New contracts entered into during the current period	(42.3)	-	7.2	3.7	(31.4)
Changes in values attributable to discontinued hedge treatment of certain contracts	17.3	-	(17.3)	-	-
Net risk management assets (liabilities) outstanding at June 30, 2007	$ (459.8)	$ (29.2)	$ 9.2	$ (0.9)	$ (480.7)

[1] As a result of adopting new accounting standards

To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within the gross margin of both the CD&M and the Generation business segments.

The anticipated timing of settlement of the above contracts over each of the next five calendar years and thereafter are as follows:

		2007	2008	2009	2010	2011	2012 and thereafter	Total
Hedges	Prices actively quoted	$ (74.1)	$ (141.2)	$ (132.5)	$ (86.6)	$ (23.6)	$ (1.8)	$ (459.8)
	Prices based on models	(4.4)	(7.6)	(7.6)	(7.1)	(2.5)	-	$ (29.2)
		$ (78.5)	$ (148.8)	$ (140.1)	$ (93.7)	$ (26.1)	$ (1.8)	$ (489.0)
Non-Hedges	Prices actively quoted	$ 16.1	$ (7.3)	$ 0.4	$ -	$ -	$ -	$ 9.2
	Prices based on models	(3.7)	2.4	0.4	-	-	-	$ (0.9)
		$ 12.4	$ (4.9)	$ 0.8	$ -	$ -	$ -	$ 8.3
Grand total		$ (66.1)	$ (153.7)	$ (139.3)	$ (93.7)	$ (26.1)	$ (1.8)	$ (480.7)

The corporations fixed price proprietary trading positions at June 30, 2007 and December 31, 2006, were as follows:

	Electricity	Natural Gas	Transmission	Coal	Emissions
Units (000s)	(MWh)	(GJ)	(MWh)	(Tonnes)	(Tonnes)

Fixed price payor, notional amounts, June 30, 2007	21,885	88,471	1,854	535	6
Fixed price payor, notional amounts, Dec. 31, 2006	13,944	20,289	1,479	-	-

Fixed price receiver, notional amounts, June 30, 2007	22,404	90,273	-	535	15
Fixed price receiver, notional amounts, Dec. 31, 2006	21,536	26,231	-	-	-

Maximum term in months, June 30, 2007	27	13	82	12	2
Maximum term in months, Dec. 31, 2006	33	16	24	-	-

Other Risk Management Assets and Liabilities

The hedge and non-hedge values of non-energy trading assets and liabilities included on the consolidated balance sheets are as follows:

Balance Sheet - Other		June 30, 2007		Dec. 31, 2006
	Hedges	Non-Hedges	Total	Total related to non-energy trading
Risk management assets
- Current	$ 61.5	$ 3.2	$ 64.7	$ 11.2
- Long-term	81.5	-	$ 81.5	43.2
Risk management liabilities
- Current	(8.9)	(1.1)	$ (10.0)	(2.1)
- Long-term	(16.1)	(15.7)	$ (31.8)	(13.0)
Net risk management assets (liabilities) outstanding	$ 118.0	$ (13.6)	$ 104.4	$ 39.3

The following table illustrates the impact of adopting new standards for financial instruments and the movements in the fair value of the corporation’s other net risk management assets and liabilities separately by source of valuation during the six months ended June 30, 2007:

	Hedges	Non-Hedges	Total
Net other risk management assets (liabilities) at Dec. 31, 2006 - as reported	50.1	(10.8)	39.3

Net other risk management assets (liabilities) at Dec. 31, 2006 - fair value[1]	58.0	(10.3)	47.7
Changes in values attributable to realization of contracts- (gains)/losses	2.9	1.5	4.4
Unrealized changes attributable to market price and other market changes -gains/(losses)	56.4	(4.9)	51.5
Unrealized new contracts entered into during the current period - gains/losses	0.7	0.1	0.8
Net other risk management assets (liabilities) at June 30, 2007 - fair value	118.0	(13.6)	104.4

[1] As a result of adopting new accounting standards

Changes in net risk management assets and liabilities for hedge positions are reflected within interest expense to the extent transactions have settled during the period or ineffectiveness exists in the hedging relationship.  To the extent these hedges remain effective and qualify for hedge accounting, the change in value of existing and new contracts will be deferred in OCI until settlement of the instrument, change in ownership of the foreign operation, or financial instrument being hedged.

5.

RESTRICTED CASH

Restricted cash is mostly comprised of an investment in Notes held in trust as security for a subsidiary’s obligation under a credit derivative agreement.  Should the subsidiary fail to perform its obligations under this agreement, the counterparty has the right to retain the Notes in satisfaction of the subsidiary’s obligation.  The Notes earn interest at six month LIBOR and mature in 2016.

The change in restricted cash is outlined below:

Balance, Dec. 31, 2006	$ 347.8
Change in foreign exchange rates	(26.9)
Amount returned to TransAlta	(36.7)
Balance, June 30, 2007	$ 284.2

6.

LONG-TERM DEBT AND NET INTEREST EXPENSE

Amounts outstanding	June 30, 2007			Dec. 31, 2006
	Fair Value [1]	Cost	Interest [2]	Fair Value	Cost	Interest [2]
Debentures, due 2007 to 2033	$ 1,153.9	$ 1,146.1	6.1%	$ 1,161.3	$ 1,146.4	6.1%
Senior Notes, US$600.0 million	620.5	636.1	6.3%	683.6	693.2	6.3%
Non-recourse debt	287.7	287.7	7.7%	334.3	334.3	7.7%
Notes payable - Windsor plant, due 2007 to 2014	44.7	44.7	7.4%	46.9	46.9	7.4%
Preferred securities, due in 2050	-	-	-	175.0	175.0	7.8%
	2,106.8	2,114.6		2,401.1	2,395.8
Less: current portion	(359.2)	(359.2)		(424.7)	(424.7)
	$ 1,747.6	$ 1,755.4		$ 1,976.4	$ 1,971.1

[1] Fair value debentures and notes currently being utilized as Net Investment Hedge.
2 Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.

The corporation has converted fixed interest rate debt with rates ranging from 5.75 per cent to 6.90 per cent to floating rates through the use of receive fixed pay floating interest rate swaps. The interest rate swaps have maturities ranging from 2011 to 2013.

On Jan. 2, 2007, the corporation redeemed its Preferred Securities which had an aggregate principal of $175.0 million.  As at Dec. 31, 2006 the Preferred Securities were presented as a liability on the consolidated balance sheets.  Distributions on these Preferred Securities are included in interest expense as shown below:

	3 months ended June 30		6 months ended June 30
	2007	2006	2007	2006
Interest on long-term debt	$ 36.8	$ 34.7	$ 75.6	$ 68.8
Interest on short-term debt	6.0	2.5	12.5	6.2
Interest on preferred securities	-	3.4	-	6.8
Interest income	(6.6)	(2.6)	(14.3)	(3.3)
Capitalized interest	(0.5)	-	(0.8)	-
Net interest expense	$ 35.7	$ 38.0	$ 73.0	$ 78.5

The corporation capitalizes interest during the construction phase of longer-term capital projects. The capitalized interest in 2007 relates to the corporation’s investment in Keephills 3 and Kent Hills.

7.

ASSETS HELD FOR SALE

As a result of the decision to stop mining at Centralia, all associated mining and reclamation equipment is being held for sale.  All equipment has been recorded at the lower of net book value or anticipated realized proceeds.  These assets are included in the Generation segment. During the second quarter some of this equipment had been retained for reclamation activities ($20.2 million), transferred to the Highvale mine for use in production of coal inventory ($8.6 million), and allocated to potential future Westfields Development ($16.7 million) and has been reclassified to property, plant, and equipment.  The decision to retain equipment for use in reclamation activities at the Centralia Mine and in operations at the Highvale Mine was arrived at as the economics of retaining these assets was greater than the potential cash proceeds from disposing these assets.

During the second quarter of 2007, equipment with a net book value of $11.6 million was sold for proceeds of $23.3 million; the remainder of these assets are anticipated to be sold in 2007.

In 2006 we sold excess turbines in inventory for net proceeds of $9.2 million which equaled their net book value.

8.

DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES

	June 30, 2007	Dec. 31, 2006
Asset retirement obligation	$ 321.4	$ 328.5
Deferred revenues and other	15.6	19.7
Power purchase arrangement in limited partnership	26.0	27.1
Accrued benefit liability	53.3	58.0
Centralia mine closure costs	-	25.6
	$ 416.3	$ 458.9
Less: current portion	(41.0)	(48.5)
	$ 375.3	$ 410.4

For the six months ended June 30, 2007, the corporation paid $24.2 million of costs related to the closure of the Centralia Coal mine.  The difference between actual cash payments and the balance as at Dec. 31, 2006 is due to the strengthening of the Canadian dollar relative to the US dollar.

The reconciliation between the opening and closing asset retirement obligation balances is provided below:

Balance, Dec. 31, 2006	$ 328.5
Liabilities incurred in period	1.6
Liabilities settled in period	(7.5)
Accretion expense	11.9
Revisions in estimated cash flows	(1.0)
Change in foreign exchange rates	(12.1)
Balance, June 30, 2007	$ 321.4

The amount of any asset retirement obligations due beyond one year are included in deferred credits and other long-term liabilities on the consolidated balance sheets. Any amount anticipated to be settled in the next 12 months is included in the current portion of deferred credits and long term liabilities on the consolidated balance sheets.

The Company has a right to recover a portion of future asset retirement costs.  The estimated present value of these payments has been recorded as a long-term receivable.

9.

SEGMENTED DISCLOSURES

I. Each business segment assumes responsibility for its operating results measured to operating income.

3 months ended June 30, 2007	Generation	CD&M	Corporate	Total
Revenues	$ 595.1	$ 70.4	$ -	$ 665.5
Trading purchases	-	$ (53.9)	-	(53.9)
Fuel and purchased power (Note 2)	(255.9)		-	(255.9)
Gross margin	339.2	16.5	-	355.7
Operations, maintenance and administration	128.7	8.3	22.5	159.5
Depreciation and amortization	96.9	0.3	3.2	100.4
Taxes, other than income taxes	5.3	-	-	5.3
Intersegment cost allocation	6.6	(6.6)	-	-
Operating expenses	237.5	2.0	25.7	265.2
Operating income (loss)	$ 101.7	$ 14.5	$ (25.7)	$ 90.5
Gain on sale of equipment				11.7
Foreign exchange gain				4.4
Net interest expense				(35.7)
Equity income				(2.1)
Earnings before income taxes and non-controlling interests				$ 68.8

3 months ended June 30, 2006	Generation	CD&M	Corporate	Total
Revenues	$ 554.6	$ 44.4	$ -	$ 599.0
Trading purchases	-	(18.7)	-	(18.7)
Fuel and purchased power	(241.2)	-	-	(241.2)
Gross margin	313.4	25.7	-	339.1
Operations, maintenance and administration	128.8	8.3	18.4	155.5
Depreciation and amortization	98.8	0.4	3.1	102.3
Taxes, other than income taxes	5.6	-	-	5.6
Intersegment cost allocation	7.0	(7.0)	-	-
Operating expenses	240.2	1.7	21.5	263.4
Operating income (loss)	$ 73.2	$ 24.0	$ (21.5)	$ 75.7
Corporate allocations	18.7	2.8	(21.5)	-
Operating income (loss)	$ 54.5	$ 21.2	$ -	75.7
Foreign exchange loss				(1.2)
Net interest expense				(38.0)
Equity income				2.0
Earnings before income taxes and non-controlling interests				$ 38.5

Six months ended June 30, 2007	Generation	CD&M	Corporate	Total
Revenues	$ 1,253.2	$ 122.2	$ -	$ 1,375.4
Trading purchases	-	$ (95.2)	-	(95.2)
Fuel and purchased power (Note 2)	(546.6)	-	-	(546.6)
Gross margin	706.6	27.0	-	733.6
Operations, maintenance and administration	232.7	16.9	45.0	294.6
Depreciation and amortization	192.3	0.7	6.4	199.4
Taxes, other than income taxes	10.7	-	0.1	10.8
Intersegment cost allocation	13.7	(13.7)	-	-
Operating expenses	449.4	3.9	51.5	504.8
Operating income (loss)	$ 257.2	$ 23.1	$ (51.5)	$ 228.8
Gain on sale of equipment				11.7
Foreign exchange gain				4.5
Net interest expense				(73.0)
Equity loss				(11.0)
Earnings before income taxes and non-controlling interests				$ 161.0

Six months ended June 30, 2006	Generation	CD&M	Corporate	Total
Revenues	$ 1,234.6	$ 98.1	$ -	$ 1,332.7
Trading purchases	-	(63.1)	-	(63.1)
Fuel and purchased power	(536.5)	-	-	(536.5)
Gross margin	698.1	35.0	-	733.1
Operations, maintenance and administration	233.2	16.4	38.9	288.5
Depreciation and amortization	196.9	0.7	6.2	203.8
Taxes, other than income taxes	11.1	-	-	11.1
Intersegment cost allocation	13.9	(13.9)	-	-
Operating expenses	455.1	3.2	45.1	503.4
Operating income	$ 243.0	$ 31.8	$ (45.1)	$ 229.7
Foreign exchange loss				(1.8)
Net interest expense				(78.5)
Equity loss				1.0
Earnings from continuing operations before income taxes and non-controlling interests				$ 150.4

II. Selected balance sheet information
		Energy	Corporate
June 30, 2007	Generation	Trading		Total
Goodwill	$ 101.3	$ 29.5	$ -	$ 130.8
Total segment assets	$ 5,638.0	$ 183.1	$ 1,335.4	$ 7,156.5

Dec. 31, 2006
Goodwill	$ 108.0	$ 29.5	$ -	$ 137.5
Total segment assets	$ 6,159.3	$ 185.0	$ 1,115.8	$ 7,460.1

III. Selected cash flow information
		Energy	Corporate
3 months ended June 30, 2007	Generation	Trading		Total
Capital expenditures	$ 133.9	$ 1.0	$ 4.6	$ 139.5

3 months ended June 30, 2006
Capital expenditures	$ 61.5	$ -	$ 7.2	$ 68.7

		Energy	Corporate
6 months ended June 30, 2007	Generation	Trading		Total
Capital expenditures	$ 185.0	$ 1.5	$ 7.3	$ 193.8

6 months ended June 30, 2006
Capital expenditures	$ 87.0	$ 1.7	$ 9.2	$ 97.9

The reconciliation between depreciation expense on the income statement and statement of cash flows is presented below:

IV. Reconciliation
Depreciation and amortization expense per statement of cash flows

	3 months ended June 30		6 months ended June 30
	2007	2006	2007	2006
Depreciation and amortization expense for reportable segments	$ 100.4	$ 102.3	$ 199.4	$ 203.8
Mining equipment depreciation, included in fuel and purchased power	6.7	14.5	13.7	28.8
Accretion expense, included in depreciation and amortization expense	(5.9)	(6.0)	(11.9)	(11.0)
Other	(1.1)	(3.7)	(1.2)	(4.2)
Depreciation and amortization expense per statements of cash flows	$ 100.1	$ 107.1	$ 200.0	$ 217.4

10.

EMPLOYEE FUTURE BENEFITS

The corporation has registered pension plans in Canada, Mexico and the U.S. covering substantially all employees of the corporation in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada, there is an additional supplemental defined benefit plan for certain employees whose annual earnings exceed the Canadian income tax limit. The defined benefit option of the registered pension plans has been closed for new employees for all periods presented.  Costs recognized in the period are presented below:

3 months ended June 30, 2007	Registered	Supplemental	Other	Total
Current service cost	$ 0.9	$ 0.3	$ 0.3	$ 1.5
Interest cost	5.0	0.5	0.3	5.8
Expected return on plan assets	(6.2)	-	-	(6.2)
Experience loss	-	0.1	0.1	0.2
Past service costs	0.1	-	-	0.1
Amortization of net transition (asset) obligation	(2.3)	0.1	-	(2.2)
Curtailment	-	-	0.2	0.2
Settlement	0.1	-	-	0.1
Defined benefit (income) expense	(2.4)	1.0	0.9	(0.5)
Defined contribution option expense of registered pension plan	3.6	-	-	3.6
Net expense	$ 1.2	$ 1.0	$ 0.9	$ 3.1

3 months ended June 30, 2006	Registered	Supplemental	Other	Total
Current service cost	$ 1.2	$ 0.3	$ 0.3	$ 1.8
Interest cost	5.0	0.5	0.4	5.9
Expected return on plan assets	(6.3)	-	-	(6.3)
Experience loss	0.8	0.3	0.1	1.2
Past service costs	0.1	(0.1)	0.1	0.1
Amortization of net transition (asset) obligation	(2.3)	0.1	-	(2.2)
Defined benefit (income) expense	(1.5)	1.1	0.9	0.5
Defined contribution option expense of registered pension plan	4.2	-	-	4.2
Net expense	$ 2.7	$ 1.1	$ 0.9	$ 4.7

6 months ended June 30, 2007	Registered	Supplemental	Other	Total
Current service cost	$ 1.9	$ 0.6	$ 0.7	$ 3.2
Interest cost	10.1	1.1	0.6	11.8
Expected return on plan assets	(12.3)	-	-	(12.3)
Experience loss	0.1	0.2	0.1	0.4
Past service costs	0.1	(0.1)	0.1	0.1
Amortization of net transition (asset) obligation	(4.6)	0.2	-	(4.4)
Curtailment	-	-	0.2	0.2
Settlement	0.2	-	-	0.2
Defined benefit (income) expense	(4.5)	2.0	1.7	(0.8)
Defined contribution option expense of registered pension plan	9.4	-	-	9.4
Net expense	$ 4.9	$ 2.0	$ 1.7	$ 8.6

6 months ended June 30, 2006	Registered	Supplemental	Other	Total
Current service cost	$ 2.3	$ 0.6	$ 0.7	$ 3.6
Interest cost	10.0	1.0	0.7	11.7
Expected return on plan assets	(12.7)	-	-	(12.7)
Experience loss	1.5	0.5	0.2	2.2
Past service costs	0.1	(0.1)	0.1	0.1
Amortization of net transition (asset) obligation	(4.6)	0.2	-	(4.4)
Defined benefit (income) expense	(3.4)	2.2	1.7	0.5
Defined contribution option expense of registered pension plan	9.7	-	-	9.7
Net expense	$ 6.3	$ 2.2	$ 1.7	$ 10.2

11.

INCOME TAXES

As a result of the Tax Fairness Plan, Canadian corporate tax rates were reduced by 0.5 per cent beginning in 2011, resulting in a reduction of tax expense in the second quarter of $7.7 million which reflected the impact of these changes on prior year’s earnings.

In 2006, as a result of Alberta and Federal budgets, comparable tax rates were reduced resulting in reduction of tax expense of $55.3 million which reflected the impact of these changes on prior year earnings.

12.

COMMON SHARES ISSUED AND OUTSTANDING

A.

Issued and outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.  At June 30, 2007, the corporation had 202.8 million (Dec. 31, 2006 – 202.4 million) common shares issued and outstanding.  During the three months ended June 30, 2007, 0.3 million (2006 – 1.0 million) shares were issued for net proceeds of $5.4 million (2006 – $23.0 million).  During the six months ended June 30, 2007, 0.5 million (2006 – 1.0 million) shares were issued for net proceeds of $10.1 million (2006 – $23.0 million).

During the three and six months ended June 30, 2006, 0.8 million and 1.5 million shares, respectively, were issued under the Dividend Reinvestment and Share Purchase Plan for gross proceeds of $17.2 million and $34.5 million, respectively.  Effective Jan. 1, 2007 shares are purchased on the open market.

B.

Stock options

At June 30, 2007, the corporation had 1.6 million outstanding employee stock options (Dec. 31, 2006 – 2.2 million).  For the three months ended June 30, 2007, 0.3 million options with a weighted average exercise price of $19.12 were exercised resulting in 0.3 million shares issued, and 0.1 million options were cancelled with a weighted average exercise price of $18.38.

For the six months ended June 30, 2007, 0.4 million options with a weighted average exercise price of $18.53 were exercised resulting in 0.4 million shares issued, and 0.2 million options were cancelled with a weighted average exercise price of $17.15.

13.

CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage.  Although there can be no assurance that any particular claim will be resolved in the corporation’s favour, the corporation does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the corporation, taken as a whole.

14.

PRIOR PERIOD REGULATORY DECISION

In response to a complaint filed by San Diego Gas & Electric Company under Section 206 of the Federal Power Act (“FPA”), Federal Energy Regulatory Commission (“FERC”) established a claim of approximately US$46 million in refunds owing by TransAlta for sales made by it in the organized markets of the California Power Exchange (“PX”) and the California Independent System Operator (“ISO”) during the Oct. 2, 2000 through June 20, 2001 period (the “Main Refund Transactions”).  TransAlta has provided US$46 million to account for refund liabilities relating to Main Refund Transactions.

TransAlta filed a cost of service based petition for relief from these refund obligations. FERC rejected TransAlta’s relief petition. On Dec. 1, 2006 TransAlta filed for rehearing of FERC’s rejection. FERC has not yet issued a decision on rehearing.

During settlement negotiations, the complaintants have sought to obtain refunds for two sets of transactions beyond the Main Refund Transactions.  The first set includes sales made by sellers in the PX and ISO markets in the period May 1 to Oct. 1, 2001 (the “Summer

Transactions”).  The other set includes bilateral transactions between all sellers and a component of the California Department of Water Resources (“CDWR”) referred to as CERS (the “CERS Transactions”).  FERC has specifically rejected attempts to introduce refunds for the Summer and CERS Transactions.  Nonetheless, the California parties have sought rehearing of FERC’s refusal and appealed the refusal to the U.S. Court of Appeals for the Ninth Circuit.  TransAlta does not presently believe the California parties will be successful in obtaining refunds alleged for the Summer and CERS transactions.  TransAlta has not made any provision for such alleged refunds at this time.

15.

GUARANTEES

TransAlta has provided guarantees of subsidiaries' obligations under contracts that facilitate physical and financial transactions in various derivatives.  The guarantees provided for under all contracts facilitating physical and financial transactions in various derivatives at June 30, 2007 was a maximum of $1.9 billion.  In addition, the corporation has a number of unlimited guarantees.  The fair value of the trading and hedging positions under contracts where TransAlta has a net liability at June 30, 2007, under the limited and unlimited guarantees, was $426.8 million as compared to $285.3 million at Dec. 31, 2006.  The liabilities for these amounts are included in the corporation’s balance sheet under “Risk Management Liabilities” and "Accounts payable and accrued liabilities".

TransAlta has also provided guarantees of subsidiaries' obligations to perform and make payments under various other contracts.  The amount guaranteed under these contracts at June 30, 2007 was a maximum of $1.3 billion, as compared to $788.3 million at Dec. 31, 2006.  In addition, the corporation has a number of unlimited guarantees.  To the extent actual obligations exist under the performance guarantees at June 30, 2007, they are included in accounts payable and accrued liabilities.

 A subsidiary of the corporation has entered into a credit derivative agreement. Under the terms of the agreement, upon any specified credit event by the corporation or any named subsidiary, the counterparty would have the right to deliver senior debt of the corporation or any named subsidiary in return for payment. The debt obligations referenced by this agreement have been included in the consolidated balance sheet and also include US$262 million of loans made to subsidiaries of the corporation.

The corporation has approximately $0.9 billion of credit available from its committed and uncommitted credit facilities to secure these exposures.

16.

COMMITMENTS

On June 21, 2007, TransAlta Utilities Corporation, a subsidiary of the corporation, has entered into an agreement with Bucyrus Canada Limited and Bucyrus International Inc. for the purchase of a dragline to be used primarily in the supply of coal to the Keephills 3 joint venture project.  The total dragline purchase costs include approximately $104 million USD for the purchase of the equipment, and an additional $29 million CAD for the assembly and commissioning of the dragline, for a total of approximately $150 million CAD, with final payments for goods and services due by May 2010.  Total anticipated payments under this agreement in 2007 are approximately $15 million USD.

Keephills 3 plant construction costs via the Keephills 3 Limited Partnership are anticipated to be approximately $1.3 billion with final payments for goods and services due by 2011.  TransAlta proportionate share is approximately $650 million.

TransAlta signed a 25 year long-term contract in early 2007 with New Brunswick Power Distribution and Customer Service Corporation to provide 75 MW of wind power. We will construct, own, and operate a wind power facility in New Brunswick (“Kent Hills”) with an estimated capital cost of $130 million for the design, construction, transportation and assembly of the wind turbine generator towers and ancillary equipment.  Commercial operations are expected to begin by the end of 2008, at which time final payments are also expected.

17.

RELATED PARTY TRANSACTIONS

On March 8, 2006, TransAlta Cogeneration LP (“TA Cogen”) entered into an agreement with TEC whereby TEC provided a financial fixed-for-floating price swap to TA Cogen at market prices during planned maintenance at Sheerness plant in the second quarter of 2006.  The swap was settled in the second quarter of 2006 and did not have a material effect on the financial statements.

In August 2006, TransAlta entered into an agreement with CE Gen, a corporation jointly controlled by TransAlta and MidAmerican, a subsidiary of Berkshire Hathaway, whereby TransAlta buys available power from certain CE Gen subsidiaries at a fixed price.  In addition, CE Gen has entered into contracts with related parties to provide administrative and maintenance services.

For the period November 2002 to November 2012, TA Cogen entered into various transportation swap transactions with a wholly owned subsidiary of TransAlta, TEC.  TEC operates and maintains TA Cogen's three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta.  TEC also provides management services to Sheerness, which is operated by Canadian Utilities.  The business purpose of these transportation swaps is to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for three of its plants over the period of the swap.  The notional gas volume in the transaction was the total delivered fuel for each of the facilities.  Exchange amounts are based on the market value of the contract.  TransAlta entered into an offsetting contract with an external third party, therefore TransAlta has no risk other than counterparty risk.

18.

SUBSEQUENT EVENT

Power purchase agreement

On July 19, 2007, we amended our power purchase agreement with New Brunswick Power Distribution and Customer Service Corporation to increase capacity under the agreement from 75 MW to 96 MW.  As a result, total capital costs for the Kent Hills wind power project will also increase by $40 million to $170 million.  We also signed a purchase and sale agreement with Vector Wind Energy, a wholly owned subsidiary of Canadian Hydro Developers Inc., for its Fairfield Hill wind power site. Under the purchase and sale agreement, TransAlta will acquire Canadian Hydro’s Fairfield Hill wind power site, including the option to develop the site at a future date.

SUPPLEMENTAL INFORMATION

(Annualized)		June 30 2007	Dec. 31 2006

Closing market price		$ 26.75	$ 26.64

Price range (last 12 months)	High	$ 28.44	$ 26.91

	Low	$ 23.76	$ 20.22

Debt/invested capital (including non recourse debt)		44.0%	44.0%

Debt/invested capital (excluding non recourse debt)		40.9%	40.5%

Return on common shareholders' equity		0.1%	9.4%

Return on invested capital		2.4%	6.6%

Book value per share		$ 12.40	$ 12.31

Cash dividends per share		$ 1.00	$ 1.00

Price/earnings ratio (times)		8171.4 x	121.1 x

Dividend payout ratio		7436.5%	447.7%

Dividend coverage (times)		3.9 x	2.4 x

Dividend Yield		3.7%	3.8%

Cash Flow to Debt		28.1%	26.2%

Ratio Formulas

Debt/invested capital = (short-term debt + long-term debt – cash and interest-earning investments) / (debt + preferred securities + non-controlling interests + common equity)

Return on common shareholders’ equity = net earnings excluding gain on discontinued operations / average of opening and closing common equity

Return on invested capital = (earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital

Book value per share = common shareholders’ equity / common shares outstanding

Price/earnings ratio = current year’s close / basic earnings per share from continuing operations

Cash flow to total debt = cash flow from operations before changes in working capital / two-year average of total debt

Dividend payout = dividends / net earnings excluding gain on discontinued operations

Dividend coverage = cash flow from operating activities / common share dividends

Dividend yield = dividend per common share / current period’s close price

GLOSSARY OF KEY TERMS

Availability - A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, whether or not it is actually generating electricity.

Btu (British Thermal Unit) - A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity - The rated continuous load-carrying ability, expressed in megawatts of generation equipment.

Derate - To lower the rated electrical capability of a power generating facility or unit.

Gigawatt - A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) - A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Heat rate - A measure of conversion, expressed as Btu/MW, of the amount of thermal energy required to generate electrical energy.

Megawatt - A measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) - A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net maximum capacity - The maximum capacity or effective rating, modified for ambient limitations that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark spread - A measure of gross margin per MW (sales price less cost of fuel).

TransAlta Corporation

Box 1900, Station “M”

110 - 12th Avenue S.W.

Calgary, Alberta Canada T2P 2M1

Phone

403.267.7110

Website

www.transalta.com

CIBC Mellon Trust Company

P.O. Box 7010 Adelaide Street Station

Toronto, Ontario Canada M5C 2W9

Phone

Toll-free in North America: 1.800.387.0825

Toronto or outside North America: 416.643.5500

Fax

416.643.5501

Website

www.cibcmellon.com

FOR MORE INFORMATION

Media inquiries

Joel Thompson

Director, Communications

Phone

403.267.7208

E-mail

media_relations@transalta.com

Investor inquiries

Jennifer Pierce, MA, MBA

Director, Investor Relations

Phone

1.800.387.3598 in Canada and United States

or 403.267.2520

Fax

403.267.2590

E-mail

investor_relations@transalta.com